UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RETAILMENOT, INC.

(Name of Subject Company)

R ACQUISITION SUB, INC.

(Offeror)

A WHOLLY OWNED DIRECT SUBSIDIARY OF

HARLAND CLARKE HOLDINGS CORP.

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

76132B106

(CUSIP Number of Class of Securities)

Lee Ann Stevenson, Esq.

General Counsel

15955 La Cantera Parkway

San Antonio, TX 78256

(210) 697-8888

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Adam O. Emmerich, Esq.

DongJu Song, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No.: N/A	Filing Party: N/A Date Filed: N/A

☒	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

☐	Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by R Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly-owned subsidiary of Harland Clarke Holdings Corp., a Delaware corporation (“HCH”), to purchase all of the issued and outstanding shares of Series 1 common stock, par value $0.001 per share, of RetailMeNot, Inc., a Delaware corporation (“RetailMeNot”), at a price of $11.60 per share, net to the seller in cash, without interest, less any applicable withholding taxes, pursuant to an Agreement and Plan of Merger, dated as of April 10, 2017, by and among HCH, Acquisition Sub and RetailMeNot.

Additional Information and Notice to Investors

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of RetailMeNot Series 1 common stock described in this press release has not yet commenced. At the time the planned offer is commenced Acquisition Sub will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and RetailMeNot will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Those materials will be made available to RetailMeNot security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

Forward-Looking Statements

In this document we have made forward-looking statements regarding the proposed transaction with RetailMeNot and other matters. These statements are based on our estimates and assumptions and are subject to risks and uncertainties, which could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements. Forward-looking statements include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “hopes” or similar expressions. Except as required by law, we are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of new information, subsequent events or otherwise.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Joint press release issued by Harland Clarke Holdings Corp. and RetailMeNot, Inc., dated April 10, 2017.